

Daniel Nakhaee-Zadeh Gutierrez · 3rd

Co-Founder at Adaptyv Biosystems
Lausanne, Vaud, Switzerland · Contact info
500+ connections

 Adaptyv Biosystems

EPFL (École polytechnique fédérale de Lausanne)

Experience



Co-Founder
Adaptyv Biosystems · Full-time
Sep 2020 – Present · 1 yr 3 mos
Lausanne, Vaud, Switzerland



Master Thesis Student
Harvard University
Sep 2019 – Mar 2020 · 7 mos
Greater Boston Area

Master Thesis project at the Mooney Laboratory

Title: Development of tolerogenic vaccines based on graphene oxide nano-flakes for
autoimmune disease treatment　　　　　...see more

Bioengineering Intern
AlveoliX
Feb 2019 – Sep 2019 · 8 mos
Bern Area, Switzerland

Establishment of a lung-on-chip in-vitro platform for drug development.
- Development of cell-compatible coating strategies and anti-fouling coatings to prevent
drug adsorption.
- Establishment of an automated pipetting system for lung-on-chip processing.　　...see more



EPFL (École polytechnique fédérale de Lausanne)
6 mos

Research Collaborator - PBL (Programable Biomaterial Laboratory)
Sep 2018 – Feb 2019 · 6 mos
Lausanne Area, Switzerland

Design and synthesis of virus-like DNA origami structures as a platform for immunotherapy
and drug delivery.

Research Collaborator - LBI (Laboratory of Biomaterials for Immunoengineering)
Sep 2018 – Feb 2019 · 6 mos
Lausanne Area, Switzerland

Design and synthesis of chemically-linked gel-based nanoparticles for cancer
immunotherapy.



Logistic Manager and Researcher
iGEM Competition
Mar 2018 – Nov 2018 · 9 mos
Lausanne Area, Switzerland

The goal of cancer immunotherapy is to harness the immune system in the fight against
cancer. The project that the EPFL 2018 iGEM team is presenting is focused on the
development of a new therapeutic approach to target specific types of cancer using
immunotherapy methods, with a focus on vaccines. Furthermore, the project aims ...see more

 2018 EPFL IGEM Wiki

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Education



EPFL (École polytechnique fédérale de Lausanne)
Master's degree, Bioengineering
2017 – 2020



University of Leeds
Bachelor's Degree, Biomedical/Medical Engineering, Beng/Meng
2014 – 2018
Activities and Societies: LUU Tennis Society, Mechanical Engineering Society, Healthcare
Technologies Co-operative Foundation

During my first year of the Medical Engineering degree I accomplished a first with an overall
average grade of 84%. I also was awarded with the Dean's list recognition this year, given to
the top 5% of the engineering students.

Engineering Mathematics: 96%
Computers and Engineering Analysis: 84%
Solid Mechanics: 88%
Design and Manufacture 1: 81%
Themofluids 1: 81%
Engineering Materials: 72%

During my second year of the Medical Engineering degree I accomplished a first with an overall average grade of 81%. I also was awarded with the Dean's list recognition this year, given to the top 5% of the engineering students.

Engineering Mechanics: 93%
Vibration and Control: 78%
Design and Manufacture 2: 70%
Economics and Management: 76%
Mechatronics and Measurement Systems: 75%
Thermofluids 2: 92%



I.E.S Ramiro de Maeztu
High School, Spanish Titulo de Bachilllerato, International Baccalaureate (IB), 9/10 - 33/45
2012 – 2014
Activities and Societies: Technology Society

I studied the last two years of High school education in this institution. I did a double program study, including the Spanish compulsory baccalaureate and the International baccalaureate (IB) program.

Licenses & certifications



International Baccalaureate Diploma
The International Baccalaureate
Issued Jun 2014 · No Expiration Date

Volunteer experience



Volunteer
Salvation Army
Dec 2011 – Present · 10 yrs
Poverty Alleviation

My involvement in Charity has helped me empathize with people from different backgrounds and be attentive when they need me. My role was very rewarding as it required me to discuss any issues these people had, whilst supporting them. I believe this experience helps me interact with members of the public very easily.